Southeastern Asset Management August 2025 Update

For 50 years, Southeastern Asset Management (SAM) has been a disciplined value investor through multiple market environments. We remain confident in our belief that bottom-up stock selection is the best approach to preserving capital and generating returns. Three years ago, SAM started making process improvements based on lessons we have learned over the years. As we wrote then, we had been better stock pickers than portfolio and risk managers before these changes started taking hold. Our goal has been to get back to the strong results we delivered for most of our history. We have seen meaningful signs that we are heading in the right direction on multiple fronts. Today, we are announcing additional changes:

1. We are merging the Longleaf International Fund into the Longleaf Global Fund. The go-forward Global Fund will be run in-line with our current Global approach, allowing us to focus more on our best ideas. We have seen solid returns in the Global Fund since our initial round of changes in late 2022, and we will now own more of this strategy ourselves. As part of this tax-free merger, Global Fund fees will be reduced and capped at a level commensurate with the Small-Cap Fund (95 basis points). We will be sending additional materials on this transaction to our International and Global Fund shareholders in the coming days and weeks. If approved by shareholders, the merger will be finalized December 2025 at the latest.1 Please see the August 25, 2025 Prospectus Supplement for additional information (https://www.sec.gov/Archives/edgar/data/806636/000158064225005413/longleaf497.htm).

2. We are closing our Concentrated Europe strategy and investing our internal funds from it into our go-forward Longleaf Funds. As we like to see at our individual investee companies, this is a meaningful insider purchase of our go-forward strategies and an increase in our focus. Our Asia Pacific strategy will continue to operate under Ken Siazon.

3. With these changes, John Woodman and Alicia Scarratt will be departing SAM at the end of September. We thank them for their time with us. Our continuing researchers have come up the curve in productivity and non-US coverage. Manish Sharma has been our best researcher outside of the US and will be gaining increased responsibility in the newly created position of Head of Non-US Research. Julio Utrera will be taking on an expanded role covering stocks in Europe, where he has done a great job for us. Separately, Peter Montgomery has recently rejoined our client service and development team to help us grow at the right times when we

_____________

[1] In connection with the reorganization discussed herein, a proxy statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the proxy statement/prospectus will not be distributed to shareholders of the Fund unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the reorganization. After they are filed, free copies of the proxy statement/prospectus will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.southeasternasset.com and a paper copy can be obtained at no charge by calling 1-901-761-2474.

have qualifying investments. He was with us in the early 2010s, so he is familiar with our value approach as well as with SAM’s internal workings.

Our go-forward research team has made strong stock picks for the last 10+ years, with mid-teens-plus annualized results at a statistically significant level. We are glad to discuss this with you at a level of detail that would not fit within this note. This data lines up with our returns from our first 30 years. We have been encouraged as well with our improvements in portfolio building. While there have not been many market tests in recent times, Longleaf Partners, Small-Cap and Global Funds materially outperformed during the volatile mid-February through April period earlier this year.

“I’m excited about where SAM is heading. After delivering excess returns for the first three-plus decades of our 50-year history, we lagged our own goals and many of yours in some of the subsequent years. In recent years, Ross has taken definitive steps to improve our investing and our focus. We have an exceptionally talented analytical team. Under Ross’s portfolio management and research leadership, I’m most confident we will produce outstanding results,” said Mason Hawkins, Founder and Chairman of SAM.

“Our Business, People, Price approach to investing works over the long term because it’s rational, as the underlying numbers show. We will stay true to SAM’s Governing Principles while continuing to improve as we grow,” said Ross Glotzbach, CEO and Head of Research at SAM.

We thank you for your partnership and are looking forward to our next 50 years.

Southeastern Asset Management is an investment adviser registered with the U.S. Securities and Exchange Commission. Registration does not imply a certain level of skill or training. More information about Southeastern Asset Management can be found in our ADV Part 2 and/or Form CRS, available at www.southeasternasset.com or upon request. The statements and opinions expressed are those of the author, should not be construed as investment advice, and are as of the date of this report. Current and future holdings are subject to risk. A basis point is equal to 1/100 of 1%, or 0.01% (0.0001).

Before investing in any Longleaf Partners Fund, you should carefully consider the Fund’s investment objectives, risks, charges, and expenses. The Prospectus and Summary Prospectus contain this and other important information; please read them carefully before investing.

Average annual total returns for the Longleaf Partners International Fund and its benchmark for the one-, five- and ten-year periods ended June 30, 2025, are as follows: International Fund: 14.28%, 6.03%, 3.98%; FTSE Developed ex North America: 17.31%, 10.85%, 6.47%. Average annual total returns for the Longleaf Partners Global Fund and its benchmark for the one-, five- and ten-year periods ended June 30, 2025, are as follows: Global Fund: 15.73%, 8.04%, 5.56%; FTSE Developed: 16.41%, 14.35%, 10.54%. Average annual total returns for the Longleaf Partners Fund and its benchmark for the one-, five- and ten-year periods ended June 30, 2025, are as follows: Partners Fund: 8.86%, 11.06%, 4.66%; S&P 500: 15.16%, 16.64%, 13.65%. Average annual total returns for the Longleaf Partners Small-Cap Fund and its benchmark for the one-, five- and ten-year periods ended June 30, 2025, are as follows: Small-Cap Fund: 11.75%, 12.11%, 5.41%; Russell 3000: 15.30%, 15.96%, 12.96%.

Returns are net of fees and reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting southeasternasset.com.

Currently, the total expense ratio for the Longleaf Partners International Fund is 1.21% (Gross) and 1.05% (net). The International Fund’s expense ratio is subject to a contractual fee waiver to the extent the Fund’s normal annual operating expenses exceed 1.05% of average annual net assets. The reduction to 1.05% is in effect through at least April 30, 2026, and may not be terminated before that date without Board approval. If the merger is approved, the International Fund will merge into the Global Fund, and the expense cap will be 0.95%.

Currently, the total expense ratio for the Longleaf Partners Global Fund is 1.29% (Gross) and 1.05% (net). The Global Fund’s expense ratio is subject to a contractual fee waiver to the extent the Fund’s normal annual operating expenses exceed 1.05% of average annual net assets. The reduction to 1.05% is in effect through at least April 30, 2026, and may not be terminated before that date without Board approval. If the merger is approved, the Global Fund expense cap will be 0.95%.

Funds distributed by ALPS Distributors, Inc. (ALPS) LLP0001598 Expiring November 15, 2025, and SAMUS-2508-3. ALPS does not provide tax advice.